SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
For the month of November, 2005               Commission File Number 001-12003
Meridian Gold Inc.

(Translation of registrant’s name into English)
9670 Gateway Drive Suite 200, Reno NV 89521

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐               Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Indicate by check mark if the registrant is submitting the form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Meridian Gold Inc. 9670 Gateway Drive, Suite 200 Reno, Nevada 89521 Phone: (775) 850-3777 Fax: (775) 850-3733

MERIDIAN GOLD ANNOUNCEMENT
Reno, Nevada, November 17, 2005 - It is with profound sadness that Meridian Gold Inc. informs its shareholders and the investment community of the sudden and unexpected passing of Mr. Edward H. Colt on Tuesday, November 15, 2005. Ed, as he was known by his many friends and business associates, had served Meridian Gold and its predecessor FMC Gold Co for 20 years, most recently as Meridian’s Executive Vice President and Secretary for the Board of Directors. Brian Kennedy, Chief Executive Officer said, “We are all deeply saddened by Ed’s passing. He was a significant contributor to the growth of Meridian Gold. In addition to providing business acumen to the Company, Ed was a friend to all of us. Our thoughts and prayers are with his family at this time.”
If you require further information, please contact:

Kelsey L. Peters	Tel: (800) 572-4519
Investor Relations	Fax: (775) 850-3733
Meridian Gold Inc.	E-mail: investorrelations@meridiangold.com